Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Itaú Corpbanca recognizes impairment

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) hereby informs its shareholders and the market in general that ITAÚ CORPBANCA (1) (“Itaú Corpbanca”) has disclosed a material fact on this date in which it recognizes goodwill and intangible assets impairment from businesses combination of Itaú Corpbanca and its subsidiaries. This is an accounting impairment, which does not impact Itau Corpbanca’s cash, liquidity or market risk positions, nor has a material impact on its capital.

The impairment mentioned above will not cause material impacts on the BR GAAP consolidated financial statements of Itaú Unibanco, since these assets have already been amortized in BR GAAP.

São Paulo-SP, July 09, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

(1) Itaú Corpbanca is a commercial bank headquartered in Chile and which also operates through its subsidiaries in Colombia and Panama, focusing on individuals and large and middle market companies.